FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Liquidity and funding

	Page	App1	Tables	Page

Liquidity and funding ................................		276
Primary sources of funding ............................		276

Liquidity and funding in 2013 ..................	214
Customer deposit markets ..............................	214
Wholesale funding market .............................	214

Liquidity regulation ..................................	215

Management of liquidity and funding risk ...................................................................	215	276
Inherent liquidity risk categorisation ..............		276
Core deposits .................................................		277
Advances to core funding ratio ......................	215	277	Advances to core funding ratios ...................................	215
Stressed coverage ratios .................................	215	277	Stressed one-month and three-month coverage ratios ..	216
Stressed scenario analysis ...............................		277
Liquid assets of HSBC's principal operating entities .......................................................	216	278	Liquid assets of HSBC's principal entities .....................	217
Net contractual cash flows .............................	217		Net cash flows for inter-bank loans and intra-group deposits and reverse repo, repo and short positions ..	218
Wholesale debt monitoring ............................		279
Liquidity behaviouralisation ...........................		280

Contingent liquidity risk arising from committed lending facilities .................	218	280	The Group's contractual undrawn exposures monitored under the contingent liquidity risk limit structure ...............	219

Sources of funding .....................................	219
Repos and stock lending .................................	219		Funding sources and uses ............................................	221
Cross-border intra-Group and cross-currency liquidity and funding risk ............................	221		Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities .................................................................................	222

Encumbered and unencumbered assets ...	223		Summary of assets available to support potential future funding and collateral needs (on and off-balance sheet).................................................................................	223
The effect of active collateral management ...	224
Off-balance sheet collateral received and pledged for reverse repo and stock borrowing transactions ...............................	224
Off-balance sheet non-cash collateral received and pledged for derivative transactions .......	224
Analysis of on-balance sheet encumbered and unencumbered assets ...................................	224		Analysis of on-balance sheet encumbered and unencumbered assets ...............................................	225
Additional contractual obligations ..................	226
Additional information ..................................	227

Contractual maturity of financial liabilities .................................................	227		Cash flows payable by HSBC under financial liabilities by remaining contractual maturities ........................	228
Management of cross-currency liquidity and funding risk ..........................................		280

HSBC Holdings ..........................................	229	281	Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities .........	229

1. Appendix to Risk - risk policies and practices.

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.

There were no material changes to our policies and practices for the management of liquidity and funding risks in 2013.

A summary of our current policies and practices regarding liquidity and funding is provided in the Appendix to Risk on page 276.

Our liquidity and funding risk management framework

The objective of our liquidity framework is to allow us to withstand very severe liquidity stresses. It is designed to be adaptable to changing business models, markets and regulations.

Our liquidity and funding risk management framework requires:

• liquidity to be managed by operating entities on a stand-alone basis with no implicit reliance on the Group or central banks;
• all operating entities to comply with their limits for the advances to core funding ratio; and
• all operating entities to maintain a positive stressed cash flow position out to three months under prescribed Group stress scenarios.

Liquidity and funding in 2013
(Unaudited)

The liquidity position of the Group strengthened in 2013, and we continued to enjoy strong inflows of customer deposits and maintained good access to wholesale markets. During 2013, customer accounts grew by 11% (US$143bn) while loans and advances to customers increased by 8% (US$83bn), leading to a small decrease in our advances to deposits ratio to 73% (2012: 74%).

HSBC UK recorded a decrease in its advances to core funding ('ACF') ratio to 100% at 31 December 2013 (2012: 106%) mainly because core deposits increased more than advances.

The Hongkong and Shanghai Banking Corporation recorded a decrease in its ACF ratio to 72% at 31 December 2013 (2012: 73%) mainly because core deposits increased more than advances.

HSBC USA recorded an increase in its ACF ratio to 85% at 31 December 2013 (2012: 78%). This increase was mainly because surplus core deposits were deployed into loans and advances to customers.

HSBC UK, The Hongkong and Shanghai Banking Corporation and HSBC USA are defined in footnotes 41 to 43 on pages 264 and 265. The ACF ratio is discussed on page 215.

Customer deposit markets

Customer accounts increased by 11% in 2013. After excluding repo balances, the year-on-year increase was 4% (US$50bn).

Retail Banking and Wealth Management

RBWM customer account balances grew by 3% with significant growth in our home markets partly offset by reductions in deposit balances in certain markets either due to surplus funding requirements or disposal of our operations.

Commercial Banking

Customer accounts rose by 5% in 2013, mainly from increases in Payments and Cash Management accounts. The growth in these customer accounts and the strong growth in payment volumes was evidence of the correlation between this funding source and the operational services that HSBC provides to the CMB customer base.

Global Banking and Markets

Customer accounts increased by 36% in 2013. After excluding repo balances with customers, GB&M deposits rose by 8% year on year, with the majority resulting from increases in Payments and Cash Management accounts.

Global Private Banking

GPB customer account balances decreased by 9% as we continued to reposition our business from offshore to domestic banking and refocus our client base towards higher net worth relationships. Outflows from the adoption of stricter compliance and tax transparency standards also contributed to the overall decline.

Wholesale funding markets

Conditions in the bank wholesale debt markets were generally positive in 2013, supported by strong investor demand and improvements in the economic outlook in developed markets, although there was some volatility caused by interest rate uncertainty. Subordinated debt issuance volumes increased as investor confidence grew and further regulatory clarity emerged. While there was some regional variation, the overall volume of term debt issued by banks globally decreased from previous years, primarily due to reduced issuance in the UK and Europe.

In 2013, we issued the equivalent of US$15.6bn (2012: US$10.5bn) of term debt securities in the public capital markets in a range of currencies and maturities from a number of Group entities.

Liquidity regulation
(Unaudited)

The European adoption of the Basel Committee framework via CRD IV was published in June 2013. They require the reporting of the liquidity coverage ratio ('LCR') and the net stable funding ratio ('NSFR') from March 2014. The regulatory LCR outlined in the regulation document has been initially set at 60% from January 2015, increasing to 100% by January 2018, although individual member states are able to set a higher standard. We expect the PRA to set an 80% LCR requirement from January 2015. During 2013, additional guidance was given on the definition of the LCR, much of which takes the form of an impact assessment and recommendations that have been submitted to the European Commission by the EBA. We expect these recommendations to be materially adopted by the Commission into the final LCR delegated act on 30 June 2014. Regarding the finalisation of the NSFR metric, in January 2014 the Basel Committee on Banking Supervision issued a consultation document on a revised framework. This is intended to be implemented as a minimum standard at the beginning of January 2018.

Management of liquidity and funding risk
(Audited)

Our liquidity and funding risk management framework ('LFRF') employs two key measures to define, monitor and control the liquidity and funding risk of each of our operating entities. The advances to core funding ratio is used to monitor the structural long-term funding position, and the stressed coverage ratio, incorporating Group-defined stress scenarios, is used to monitor the resilience to severe liquidity stresses.

The three principal entities listed in the tables below represented 66% (2012: 62%) of the Group's customer accounts (excluding repos). Including the other principal entities, the percentage was 94% (2012: 94%).

Advances to core funding ratio

The table below shows the extent to which loans and advances to customers in our principal banking entities were financed by reliable and stable sources of funding.

ACF limits set for principal operating entities at 31 December 2013 ranged between 80% and 115%.

Advances to core funding ratios40
(Audited)

	At 31 December
	2013	2012
	%	%
HSBC UK41
Year-end .............................	100	106
Maximum ............................	107	106
Minimum ............................	100	100
Average ...............................	104	103

The Hongkong and Shanghai Banking Corporation42
Year-end .............................	72	73
Maximum ............................	77	75
Minimum ............................	70	71
Average ...............................	74	73

HSBC USA43
Year-end .............................	85	78
Maximum ............................	85	86
Minimum ............................	78	68
Average ...............................	82	78

Total of HSBC's other principal entities44
Year-end .............................	93	91
Maximum ............................	93	92
Minimum ............................	89	85
Average ...............................	91	88

For footnotes, see page 264.

Core funding represents the core component of customer deposits and any term professional funding with a residual contractual maturity beyond one year. Capital is excluded from our definition of core funding.

Stressed coverage ratios

The ratios tabulated below express stressed cash inflows as a percentage of stressed cash outflows over both one-month and three-month time horizons. Operating entities are required to maintain a ratio of 100% or greater out to three months.

Inflows included in the numerator of the stressed coverage ratio are generated from liquid assets net of assumed haircuts, and cash inflows related to assets contractually maturing within the time period.

In general, customer advances are assumed to be renewed and as a result do not generate a cash inflow

Stressed one-month and three-month coverage ratios40
(Audited)

	Stressed one-month coverage ratios at 31 December		Stressed three-month coverage ratios at 31 December
	2013	2012	2013	2012
	%	%	%	%
HSBC UK41
Year-end ..............................................................	106	114	109	103
Maximum .............................................................	114	117	109	103
Minimum .............................................................	100	108	101	101
Average ................................................................	106	112	103	102

The Hongkong and Shanghai Banking Corporation42
Year-end ..............................................................	119	129	114	126
Maximum .............................................................	131	134	126	126
Minimum .............................................................	113	123	109	118
Average ................................................................	119	129	114	123

HSBC USA43
Year-end ..............................................................	114	126	110	119
Maximum .............................................................	126	137	119	130
Minimum .............................................................	110	115	109	113
Average ................................................................	115	127	112	123

Total of HSBC's other principal entities44
Year-end ..............................................................	121	127	114	117
Maximum .............................................................	128	127	119	117
Minimum .............................................................	113	117	109	108
Average ................................................................	120	121	113	111

For footnotes, see page 264.

The one-month stressed coverage ratio for HSBC UK decreased due to higher contractual repos on level 3 assets maturing beyond one month and higher cash outflows modelled for non-core deposits. The three-month stressed coverage ratio increased due to the reclassification of equities that qualify as level 3 liquid assets under LFRF.

The stressed coverage ratios for The Hongkong and Shanghai Banking Corporation decreased as a result of a methodology change with regards to intraday liquidity requirements.

The stressed coverage ratios for HSBC USA decreased as the surplus liquidity was deployed into loans and advances to customers.

The stressed coverage ratios for the total of HSBC's other principal entities remained broadly unchanged.

Liquid assets of HSBC's principal operating entities

The table below shows the estimated liquidity value (before assumed haircuts) of assets categorised as liquid used for the purposes of calculating the three-month stressed coverage ratios, as defined under the LFRF.

Unencumbered assets held as a consequence of a reverse repo transaction with a residual contractual maturity within the stressed coverage ratio time period and unsecured interbank loans maturing within three months are not included in liquid assets, but are treated as contractual cash inflows.

Liquid assets are held and managed on a stand-alone operating entity basis. Most of the liquid assets shown are held directly by each operating entity's Balance Sheet Management function, primarily for the purpose of managing liquidity risk, in line with the LFRF.

Liquid assets also include any unencumbered liquid assets held outside Balance Sheet Management for any other purpose. The LFRF gives ultimate control of all unencumbered assets and sources of liquidity to Balance Sheet Management.

For a summary of our liquid asset policy and definitions of the classifications shown in the table below, see the Appendix to Risk on page 278.

Liquid assets of HSBC's principal entities
(Audited)

	Estimated liquidity value45
	31 December 2013	31 December 2012
	US$m	US$m
HSBC UK41
Level 1 ................................................................................................................................	168,877	138,812
Level 2 ................................................................................................................................	1,076	374
Level 3 ................................................................................................................................	63,509	27,656

	233,462	166,842
The Hongkong and Shanghai Banking Corporation42
Level 1 ................................................................................................................................	108,713	112,167
Level 2 ................................................................................................................................	5,191	5,740
Level 3 ................................................................................................................................	7,106	3,968

	121,010	121,875
HSBC USA43
Level 1 ................................................................................................................................	43,446	60,981
Level 2 ................................................................................................................................	12,709	15,609
Level 3 ................................................................................................................................	5,044	5,350
Other ..................................................................................................................................	8,000	6,521

	69,199	88,461
Total of HSBC's other principal entities44
Level 1 ................................................................................................................................	144,774	154,445
Level 2 ................................................................................................................................	12,419	18,048
Level 3 ................................................................................................................................	13,663	6,468
Other ..................................................................................................................................	-	2,447

	170,856	181,408

For footnotes, see page 264.

All assets held within the liquid asset portfolio are unencumbered.

Liquid assets held by HSBC UK increased as a result of a rise in customer accounts, which led to an increase in the level of non-core deposits and, consequently, liquid assets. Liquid assets also increased due to the reclassification of equities qualifying as liquid assets under LFRF.

Liquid assets held by The Hongkong and Shanghai Banking Corporation remained broadly unchanged.

Liquid assets held by HSBC USA decreased as a result of the increase in loans and advances to customers.

Net contractual cash flows

The following table quantifies the contractual cash flows from interbank and intra-Group loans and deposits, and reverse repo, repo (including intra-Group transactions) and short positions for the principal entities shown. These contractual cash inflows and outflows are reflected gross in the numerator and denominator, respectively, of the one and three-month stressed coverage ratios and should be considered alongside the level of liquid assets.

Outflows included in the denominator of the stressed coverage ratios include the principal outflows associated with the contractual maturity of wholesale debt securities reported in the table headed 'Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities' on page 222.

Net cash inflows/(outflows) for interbank and intra-Group loans and deposits and reverse repo, repo and short positions
(Audited)

	At 31 December 2013		At 31 December 2012
	Cash flows within one month	Cash flows from one to three months	Cash flows within one month	Cash flows from one to three months
	US$m	US$m	US$m	US$m
Interbank and intra-Group loans and deposits
HSBC UK41 ........................................................................	(19,033)	(5,272)	(16,464)	(1,429)
The Hongkong and Shanghai Banking Corporation42 .........	2,314	7,487	4,402	9,685
HSBC USA43 ......................................................................	(24,268)	729	(30,269)	(473)
Total of HSBC's other principal entities44 .........................	4,295	10,149	5,419	10,511

Reverse repo, repo, stock borrowing, stock lending and outright short positions (including intra-Group)
HSBC UK41 ........................................................................	(39,064)	149	(4,184)	(13,776)
The Hongkong and Shanghai Banking Corporation42 .........	12,662	4,297	13,672	2,501
HSBC USA43 ......................................................................	(11,001)	-	(4,003)	62
Total of HSBC's other principal entities44 .........................	(40,223)	9,551	(31,951)	(231)

For footnotes, see page 264.

Net cash flow arising from interbank and intragroup loans and deposits

Under the LFRF, a net cash inflow within three months arising from interbank and intragroup loans and deposits will give rise to a lower liquid asset requirement. Conversely, a net cash outflow within three months arising from interbank and intra-Group loans and deposits will give rise to a higher liquid assets requirement.

Net cash flow arising from reverse repo, repo, stock borrowing, stock lending and outright short positions (including intra-Group)

A net cash inflow represents liquid resources in addition to liquid assets because any unencumbered asset held as a consequence of a reverse repo transaction with a residual contractual maturity within the stressed coverage ratio time period is not reflected as a liquid asset.

The impact of net cash outflow depends on whether the underlying collateral encumbered as a result will qualify as a liquid asset when released at the maturity of the repo. The majority of the Group's repo transactions are collateralised by liquid assets and, as such, any net cash outflow shown is offset by the return of liquid assets, which are excluded from the liquid asset table above.

Contingent liquidity risk arising from
committed lending facilities
(Audited)

The Group's operating entities provide commitments to various counterparties. In terms of liquidity risk, the most significant risk relates to committed lending facilities which, whilst undrawn, give rise to contingent liquidity risk as they could be drawn during a period of liquidity stress. Commitments are given to customers and committed lending facilities are provided to consolidated multi-seller conduits established to enable clients to access flexible market-based sources of finance (see page 550), consolidated securities investment conduits and third-party sponsored conduits.

The consolidated securities investment conduits includes Solitaire and Mazarin Funding Limited ('Mazarin') (see page 551). They issue asset-backed commercial paper secured against the portfolio of securities held by them. At 31 December 2013, HSBC UK had undrawn committed lending facilities to these conduits of US$15bn (2012: US$18bn), of which Solitaire represented US$11bn (2012: US$13bn) and the remaining US$4bn (2012: US$5.1bn) pertained to Mazarin. Although HSBC UK provides a liquidity facility, Solitaire and Mazarin have no need to draw on it so long as HSBC purchases the CP issued, which it intends to do for the foreseeable future. At 31 December 2013, the commercial paper issued by Solitaire and Mazarin was entirely held by HSBC UK. Since HSBC controls the size of the portfolio of securities held by these conduits, no contingent liquidity risk exposure arises as a result of these undrawn committed lending facilitie

The table below shows the level of undrawn commitments to customers outstanding for the five largest single facilities and the largest market sector, and the extent to which they are undrawn.

The Group's contractual undrawn exposures at 31 December monitored under the contingent liquidity risk limit structure
(Audited)

	HSBC UK41		HSBC USA43		HSBC Canada		The Hongkong and Shanghai Banking Corporation42
	2013	2012	2013	2012	2013	2012	2013	2012
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
Commitments to conduits
Consolidated multi-seller conduits
- total lines ......................	10.1	7.8	2.5	2.3	1.0	1.0	-	-
- largest individual lines ...	0.7	0.7	0.5	0.5	0.7	0.8	-	-
Consolidated securities investment conduits - total lines .......................	14.8	18.1	-	-	-	-	-	-
Third party conduits - total lines .......................	-	-	0.7	0.8	-	-	-	-

Commitments to customers
- five largest46 .................	4.4	6.0	6.3	6.0	1.5	1.7	2.4	2.1
- largest market sector47 ..	9.5	11.0	8.2	7.5	3.4	4.5	2.7	2.4

For footnotes, see page 264.

Sources of funding
(Audited)

Our primary sources of funding are customer current accounts and customer savings deposits payable on demand or at short notice. We issue wholesale securities (secured and unsecured) to supplement our customer deposits and change the currency mix, maturity profile or location of our liabilities.

The 'Funding sources and uses' table below, which provides a consolidated view of how our balance sheet is funded, should be read in the light of the LFRF, which requires operating entities to manage liquidity and funding risk on a stand-alone basis.

The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. The assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.

The level of customer accounts continued to exceed the level of loans and advances to customers. Excluding the effect of repos from customer accounts and reverse repos from loans and advances to customers, the advances to deposits ratio at 31 December 2013 was 73% (2012: 73%). The positive funding gap was predominantly deployed in liquid assets; cash and balances with central banks and financial investments, as required by the LFRF.

Loans and other receivables due from banks continued to exceed deposits taken from banks. The Group remained a net unsecured lender to the banking sector.

Repos and stock lending

GB&M provides collateralised security financing services to its clients, providing them with cash financing or specific securities. When cash is provided to clients against collateral in the form of securities, the cash provided is recognised on the balance sheet as a reverse repo. When securities are provided to clients against cash collateral the cash received is recognised on the balance sheet as a repo or, if the securities are equity securities, as stock lending.

Each operating entity manages its collateral through a central collateral pool, in line with the LFRF. When specific securities need to be delivered and the entity does not have them currently available within the central collateral pool, the securities are borrowed on a collateralised basis. When securities are borrowed against cash collateral the cash provided is recognised on the balance sheet as a reverse repo or, if the securities are equity securities, as stock borrowing.

Operating entities may also borrow cash against collateral in the form of securities, using the securities available in the central collateral pool. Repos and stock lending can be used in this way to fund the cash requirement arising from securities owned outright by Markets to facilitate client business, and the net cash requirement arising from financing client securities activity.

Reverse repos, stock borrowing, repos and stock lending are reported net when the IFRSs offsetting criteria are met. In some cases transactions to borrow or lend securities are collateralised using securities. These transactions are off-balance sheet.

Securities reflected on the balance sheet that are pledged as collateral against an existing liability or lent are reflected as encumbered for the duration of the transaction. When securities are received as collateral or borrowed, and when we have the right to sell or re-pledge these securities, they are reflected as available and unencumbered for the duration of the transaction, unless re-pledged or sold. Further analysis regarding the encumbrance of securities resulting from repos and stock lending and available unencumbered assets arising from reverse repos and stock borrowing is provided under the heading 'Encumbered and unencumbered assets' starting on page 223.

In the normal course of business we do not seek to utilise repo financing as a source of funding to finance customer assets, beyond the collateralised security financing activities within Global Markets described above.

The original contractual maturity of reverse repo, stock borrowing, repo and stock lending is short term with the vast majority of transactions being for less than 90 days.

The residual contractual maturity profile of the balance sheet is set out on in Note 33 on the Financial Statements.

Any security accepted as collateral for a reverse repo or stock borrowing transaction must be of very high quality and its value subject to an appropriate haircut. Securities borrowed under reverse repo or stock borrowing transactions can only be recognised as part of the liquidity asset buffer for the duration of the transactions and only if the security received is eligible under the liquid asset policy within the LFRF.

Credit controls are in place to ensure that the fair value of any collateral received remains appropriate to collateralise the cash or fair value of securities given.

In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses, which were previously being managed in a trading environment. During the year, the repo and reverse repo business activities were organised into trading and non-trading portfolios, with separate risk management procedures. As demonstrated in the 'Funding sources and uses' table below, this resulted in an increase in the amount of reverse repos classified as 'Loans and advances to customers' and 'Loans and advances to banks', and a decline in the amount classified as 'Trading assets' at 31 December 2013, compared with previous year-ends. Similarly, at 31 December 2013 there was an increase in the amount of repos classified as 'Customer accounts' and 'Deposits by banks' with a decline in the amount classified as 'Trading liabilities', compared with previous year-ends.

Funding sources and uses
(Audited)

	2013	2012		2013	2012
	US$m	US$m		US$m	US$m
Sources			Uses
Customer accounts ..................	1,482,812	1,340,014	Loans and advances to customers .............................................	1,080,304	997,623
- repos ....................................	121,515	28,618	- reverse repos ........................	88,215	34,651
- cash deposits ........................	1,361,297	1,311,396	- stock borrowing ...................	65	13
			- loans and other receivables ...	992,024	962,959

Deposits by banks ...................	129,212	107,429	Loans and advances to banks ...	211,521	152,546
- repos ....................................	42,705	11,949	- reverse repos ........................	91,475	35,461
- cash deposits ........................	86,507	95,480	- loans and other receivables ...	120,046	117,085

Debt securities issued ...............	104,080	119,461	Assets held for sale ..................	4,050	19,269

Liabilities of disposal groups			Trading assets .........................	303,192	408,811
held for sale ..........................	2,804	5,018	- reverse repos ........................	10,120	118,681
Subordinated liabilities .............	28,976	29,479	- stock borrowing ...................	10,318	16,071
Financial liabilities designated			- settlement accounts .............	19,435	14,510
at fair value .........................	89,084	87,720	- other trading assets ..............	263,319	259,549

Liabilities under insurance			Financial investments .............	425,925	421,101
contracts ..............................	74,181	68,195
			Cash and balances with
Trading liabilities ....................	207,025	304,563	central banks ........................	166,599	141,532
- repos ....................................	17,421	130,223	Net deployment in other
- stock lending ........................	12,218	6,818	balance sheet assets and
- settlement accounts .............	17,428	17,108	liabilities ...............................	117,042	104,126
- other trading liabilities .........	159,958	150,414
				2,308,633	2,245,008
Total equity ............................	190,459	183,129
	2,308,633	2,245,008

Cross-border, intra-Group and cross-currency liquidity and funding risk
(Unaudited)

The stand-alone operating entity approach to liquidity and funding mandated by the LFRF restricts the exposure of our operating entities to the risks that can arise from extensive reliance on cross-border funding. Operating entities manage their funding sources locally, focusing predominantly on the local customer deposit base. The RBWM, CMB and GPB customer relationships that give rise to core deposits within an operating entity generally reflect a local customer relationship with that operating entity. Access to public debt markets is co-ordinated globally by the Global Head of Balance Sheet Management and the Group Treasurer with Group ALCO monitoring all planned public debt issuance on a monthly basis. As a general principle, operating entities are only permitted to issue in their local currency and are encouraged to focus on local private placements. The public issuance of debt instruments in foreign currency is tightly controlled and generally restricted to HSBC Holdings and HSBC Bank.

A central principle of our stand-alone approach to LFRM is that operating entities place no future reliance on other Group entities. However, operating entities may, at their discretion, utilise their respective committed facilities from other Group entities if necessary. In addition, intra-Group large exposure limits are applied by national regulators to individual legal entities locally, which restricts the unsecured exposures of legal entities to the rest of the Group to a percentage of the lender's regulatory capital.

Our LFRF also considers the ability of each entity to continue to access foreign exchange markets under stress when a surplus in one currency is used to meet a deficit in another currency, for example, by using the foreign currency swap markets. Where appropriate, operating entities are required to monitor stressed coverage ratios and ACF ratios for non-local currencies and set limits for them. Foreign currency swap markets in currency pairs settled through the Continuous Link Settlement Bank are considered to be extremely deep and liquid and it is assumed that capacity to access these markets is not exposed to idiosyncratic risks.

For the majority of operating entities within the Group, the only material non-local currency (exceeding 10% of balance sheet liabilities) is the US dollar. The euro is in an additional material non-local currency for HSBC UK and offshore renminbi is material for The Hongkong and Shanghai Banking Corporation. Singapore dollars and Indian rupees are also material currencies for The Hongkong and Shanghai Banking Corporation, but these currencies are managed onshore within the local country branch operations on a stand-alone branch basis

Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities
(Unaudited)

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Debt securities issued ..........................	25,426	9,752	17,942	11,659	10,587	31,839	46,934	31,066	185,205
- unsecured CDs and CP .................	7,589	7,206	9,867	3,239	5,043	4,449	2,749	−	40,142
- unsecured senior MTNs ...............	6,284	71	5,448	4,221	3,062	21,428	33,091	21,433	95,038
- unsecured senior structured notes	987	1,423	1,952	1,689	1,718	3,712	6,036	5,021	22,538
- secured covered bonds .................	−	−	−	1,250	−	225	2,747	3,317	7,539
- secured ABCP .............................	10,383	−	−	−	−	−	−	−	10,383
- secured ABS ................................	74	1,052	675	1,260	764	1,861	2,311	−	7,997
- others .........................................	109	−	−	−	−	164	−	1,295	1,568

Subordinated liabilities ........................	−	28	1,171	144	6	1,460	3,374	41,801	47,984
- subordinated debt securities..........	−	28	1,171	144	6	460	3,374	34,899	40,082
- preferred securities ......................	−	−	−	−	−	1,000	−	6,902	7,902

	25,426	9,780	19,113	11,803	10,593	33,299	50,308	72,867	233,189

At 31 December 2012
Debt securities issued ..........................	19,280	20,724	22,479	10,269	14,934	27,716	56,543	25,970	197,915
- unsecured CDs and CP .................	3,736	12,176	6,707	1,632	1,709	3,502	763	-	30,225
- unsecured senior MTNs ...............	201	5,360	12,655	6,772	10,411	15,318	41,381	17,299	109,397
- unsecured senior structured notes	487	1,112	1,694	1,075	897	2,584	5,779	6,208	19,836
- secured covered bonds .................	-	-	1,133	422	758	3,578	4,557	826	11,274
- secured ABCP .............................	14,583	1,891	-	-	-	-	-	-	16,474
- secured ABS ................................	104	175	211	339	633	1,677	2,072	525	5,736
- others .........................................	169	10	79	29	526	1,057	1,991	1,112	4,973

Subordinated liabilities ........................	7	44	-	-	10	1,296	2,550	43,949	47,856
- subordinated debt securities .........	7	44	-	-	10	1,296	1,550	36,005	38,912
- preferred securities ......................	-	-	-	-	-	-	1,000	7,944	8,944

	19,287	20,768	22,479	10,269	14,944	29,012	59,093	69,919	245,771

Measured in terms of consolidated total liabilities excluding capital, only four currencies (US dollar, sterling, euro and Hong Kong dollar) represent more than 5% of total liabilities.

Wholesale term debt maturity profile
(Unaudited)

The maturity profile of our wholesale term debt obligations is set out above in the table headed 'Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities'.

The balances in the table do not agree directly with those in the consolidated balance sheet as the table presents gross cash flows relating to principal payments and not the balance sheet carrying value, which includes debt securities and subordinated liabilities measured at fair value.

The basis of preparation of this table has changed from that presented in the Annual Report and Accounts 2012, which included future coupon payments in addition to the principal amounts. The disclosure of principal amounts only is consistent with how we manage the associated liquidity and funding risk.

Encumbered and unencumbered assets
(Unaudited)

The table on page 225, 'Analysis of on-balance sheet encumbered and unencumbered assets', summarises the total on and off-balance sheet assets that are capable of supporting future funding and collateral needs and shows the extent to which these assets are currently pledged for this purpose. The objective of this disclosure is to facilitate an understanding of available and unrestricted assets that are valued on a liquidity and funding risk basis and could be used to support potential future funding and collateral needs.

The disclosure is not designed to identify assets which would be available to meet the claims of creditors or to predict assets that would be available to creditors in the event of a resolution or bankruptcy.

An asset is defined as encumbered if it has been pledged as collateral against an existing liability, and as a result is no longer available to the Group to secure funding, satisfy collateral needs or be sold to reduce the funding requirement. An asset is therefore categorised as unencumbered if it has not been pledged against an existing liability. Unencumbered assets are further analysed into four separate sub-categories; 'readily realisable assets', 'other realisable assets', 'reverse repo/stock borrowing receivables and derivative assets' and 'cannot be pledged as collateral'.

At 31 December 2013, the Group held US$1,824bn of unencumbered assets that could be used to support potential future funding and collateral needs, representing 83% of the total assets that can support funding and collateral needs (on and off-balance sheet). Of this amount, US$754bn (US$723bn on-balance sheet) were assessed to be readily realisable.

Summary of assets available to support potential future funding and collateral needs (on and off-balance sheet)
(Unaudited)

	2013	2012
	US$bn	US$bn

Total on-balance sheet assets .................................................................................................	2,671	2,693
Less:
Reverse repo/stock borrowing receivables and derivative assets ..........................................	(481)	(562)
Other assets that cannot be pledged as collateral ................................................................	(257)	(247)

Total on-balance sheet assets that can support funding and collateral needs ...........................	1,933	1,884
Add off-balance sheet assets:
Fair value of collateral received from reverse repo/stock borrowing that is available to sell or repledge .........................................................................................................................	260	296
Fair value of collateral received from derivatives that is available to sell or repledge ..........	5	6

Total assets that can support funding and collateral needs (on and off-balance sheet) ............	2,198	2,186
Less:
On-balance sheet assets pledged ..........................................................................................	(187)	(233)
Off-balance sheet collateral received from reverse repo/stock borrowing which has been repledged or sold ............................................................................................................	(186)	(203)
Off-balance sheet collateral received from derivative transactions which has been repledged or sold ............................................................................................................	(1)	(1)

Assets available to support future funding and collateral needs ...............................................	1,824	1,749

The effect of active collateral management

Collateral is managed on an operating entity basis, consistent with the approach adopted in managing liquidity and funding. Available collateral held by each operating entity is managed as a single collateral pool. In deciding which collateral to pledge, each operating entity seeks to optimise the use of the available collateral pool within the confines of the LFRF, irrespective of whether the collateral pledged is recognised on-balance sheet or was received in respect of reverse repo, stock borrowing or derivative transactions.

Managing collateral in this manner affects the presentation of asset encumbrance in that we may encumber on-balance sheet holdings while maintaining available unencumbered off-balance sheet holdings, even though we are not seeking to directly finance the on-balance sheet holdings pledged.

In quantifying the level of encumbrance of negotiable securities, the encumbrance is analysed by individual security. When a particular security is encumbered and we hold the security both on-balance sheet and off-balance sheet with the right to repledge, we assume for the purpose of this disclosure that the off-balance sheet holding is encumbered ahead of the on-balance sheet holding.

An on-balance sheet encumbered and off-balance sheet unencumbered asset will occur, for example, if we receive a specific security as a result of a reverse repo/stock borrowing transaction, but finance the cash lent by pledging a generic collateral basket, even if the security received is eligible for the collateral basket pledged. It will also occur if we receive a generic collateral basket as a result of a reverse repo transaction but finance the cash lent by pledging specific securities, even if the securities pledged are eligible for the collateral basket.

Off-balance sheet collateral received and pledged for reverse repo and stock borrowing transactions

The fair value of assets accepted as collateral that we are permitted to sell or repledge in the absence of default was US$260bn at 31 December 2013 (2012: US$296bn). The fair value of any such collateral sold or repledged was US$186bn (2012: US$203bn). We are obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard reverse repo and stock borrowing transactions.

The fair value of collateral received and repledged in relation to reverse repos and stock borrowing is reported on a gross basis. The related balance sheet receivables and payables are reported on a net basis where required under IFRSs netting criteria.

As a consequence of reverse repo and stock borrowing transactions where the collateral received could be but had not been sold or re-pledged, we held US$74bn (2012: US$93bn) of unencumbered collateral available to support potential future funding and collateral needs at 31 December 2013.

Off-balance sheet non-cash collateral received and pledged for derivative transactions

The fair value of assets accepted as collateral related to derivative transactions that we are permitted to sell or repledge in the absence of default was US$5bn (2012: US$6bn). The fair value of any such collateral sold or repledged was US$1bn (2012: US$1bn). We are obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to derivative transactions.

Analysis of on-balance sheet encumbered and unencumbered assets

The table below presents an analysis of on-balance sheet holdings only, and shows the amounts of balance sheet assets on a liquidity and funding basis that are encumbered. The table therefore excludes any available off-balance sheet holdings received in respect of reverse repos, stock borrowing or derivatives.

Analysis of on-balance sheet encumbered and unencumbered assets
(Unaudited)

	Encumbered	Unencumbered
	Assets pledged as collateral	Readily realisable assets	Other realisable assets	Reverse repos/stock borrowing receivables & derivative assets	Cannot be pledged as collateral	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Cash and balances at central banks .......	-	161,240	269	-	5,090	166,599
Items in the course of collection from other banks ......................................	-	-	-	-	6,021	6,021
Hong Kong Government certificates of indebtedness .....................................	-	-	-	-	25,220	25,220
Trading assets ......................................	99,326	142,211	14,654	20,438	26,563	303,192
- Treasury and other eligible bills ....	3,402	17,976	206	-	-	21,584
- debt securities ...............................	83,563	57,850	-	-	231	141,644
- equity securities ............................	8,373	55,156	363	-	-	63,892
- loans and advances to banks .........	1,796	2,813	6,151	5,263	11,861	27,884
- loans and advances to customers ..	2,192	8,416	7,934	15,175	14,471	48,188

Financial assets designated at fair value	19	2,706	1,883	-	33,822	38,430
- Treasury and other eligible bills ....	-	-	-	-	50	50
- debt securities ...............................	19	826	776	-	10,968	12,589
- equity securities ............................	-	1,874	1,103	-	22,734	25,711
- loans and advances to banks .........	-	6	4	-	66	76
- loans and advances to customers ..	-	-	-	-	4	4

Derivatives ..........................................	-	-	-	282,265	-	282,265
Loans and advances to banks ...............	162	8,342	80,231	91,475	31,311	211,521
Loans and advances to customers .........	32,218	102,203	854,724	86,346	4,813	1,080,304
Financial investments ..........................	54,473	289,093	31,096	-	51,263	425,925
- Treasury and other eligible bills ....	2,985	72,849	2,052	-	226	78,112
- debt securities ...............................	51,488	210,516	25,720	-	50,949	338,673
- equity securities ............................	-	5,728	3,324	-	88	9,140

Assets held for sale ..............................	-	-	4,050	-	-	4,050
Other assets .........................................	990	16,134	14,216	-	19,599	50,939
Current tax assets ................................	-	-	-	-	985	985
Prepayments and accrued income ........	-	-	-	-	11,006	11,006
Interest in associates and joint ventures .	-	12	16,356	-	272	16,640
Goodwill and intangible assets ..............	-	-	-	-	29,918	29,918
Property, plant and equipment ............	38	654	6,353	-	3,802	10,847
Deferred tax ........................................	-	-	-	-	7,456	7,456

	187,226	722,595	1,023,832	480,524	257,141	2,671,318

Analysis of on-balance sheet encumbered and unencumbered assets (continued)

	Encumbered	Unencumbered
	Assets pledged as collateral	Readily realisable assets	Other realisable assets	Reverse repos/stock borrowing receivables & derivative assets	Cannot be pledged as collateral	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Cash and balances at central banks .......	-	139,963	220	-	1,349	141,532
Items in the course of collection from other banks ......................................	-	-	-	-	7,303	7,303
Hong Kong Government certificates of indebtedness .....................................	-	-	-	-	22,743	22,743
Trading assets ......................................	143,019	116,395	10,330	134,752	4,315	408,811
- Treasury and other eligible bills ....	2,309	23,973	-	-	-	26,282
- debt securities ...............................	97,157	47,311	205	-	4	144,677
- equity securities ............................	5,592	35,420	622	-	-	41,634
- loans and advances to banks .........	20,588	1,909	2,582	50,376	2,816	78,271
- loans and advances to customers ..	17,373	7,782	6,921	84,376	1,495	117,947

Financial assets designated at fair value	-	447	610	-	32,525	33,582
- Treasury and other eligible bills ....	-	14	-	-	40	54
- debt securities ...............................	-	431	128	-	11,992	12,551
- equity securities ............................	-	2	482	-	20,384	20,868
- loans and advances to banks .........	-	-	-	-	55	55
- loans and advances to customers ..	-	-	-	-	54	54

Derivatives ..........................................	-	-	-	357,450	-	357,450
Loans and advances to banks ...............	1,191	4,722	81,802	35,461	29,370	152,546
Loans and advances to customers .........	40,792	85,626	827,903	34,664	8,638	997,623
Financial investments ..........................	46,678	300,255	7,990	-	66,178	421,101
- Treasury and other eligible bills ....	2,024	84,991	156	-	379	87,550
- debt securities ...............................	44,654	214,545	4,112	-	64,451	327,762
- equity securities ............................	-	719	3,722	-	1,348	5,789

Assets held for sale ..............................	-	-	19,269	-	-	19,269
Other assets .........................................	1,600	18,601	11,621	-	22,894	54,716
Current tax assets ................................	-	-	-	-	515	515
Prepayments and accrued income ........	-	-	-	-	9,502	9,502
Interest in associates and joint ventures .	-	-	17,480	-	354	17,834
Goodwill and intangible assets ..............	-	-	-	-	29,853	29,853
Property, plant and equipment ............	-	-	6,772	-	3,816	10,588
Deferred tax ........................................	-	-	-	-	7,570	7,570

	233,280	666,009	983,997	562,327	246,925	2,692,538

The US$32bn (2012: US$41bn) of loans and advances to customers reported in the table above as encumbered have been pledged predominantly to support the issuance of secured debt instruments such as covered bonds and ABSs, including asset-backed commercial paper issued by consolidated multi-seller conduits. It also includes those pledged in relation to any other form of secured borrowing.

In total, the Group pledged US$150bn (2012: US$152bn) of negotiable securities, predominantly as a result of market-making in securities financing to our clients.

Additional contractual obligations

Under the terms of our current collateral obligations under derivative contracts (which are ISDA compliant CSA contracts and contracts entered for pension obligations, and exclude the contracts entered for SPVs and ATEs) and based on the positions at 31 December 2013, we estimate that we could be required to post additional collateral of up to US$0.7bn (2012: US$1.5bn) in the event of a one-notch downgrade in credit ratings, which would increase to US$1.2bn (2012: US$2.5bn) in the event of a two-notch downgrade.

Definitions of the categories included in the table 'Analysis of on-balance sheet encumbered and unencumbered assets':

• Encumbered assets are assets on our balance sheet which have been pledged as collateral against an existing liability, and as a result are assets which are unavailable to the bank to secure funding, satisfy collateral needs or be sold to reduce potential future funding requirements.

• Unencumbered - readily realisable assets are assets regarded by the bank to be readily realisable in the normal course of business to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, and are not subject to any restrictions on their use for these purposes.

• Unencumbered - other realisable assets are assets where there are no restrictions on their use to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, but they are not readily realisable in the normal course of business in their current form.

• Unencumbered - reverse repo/stock borrow receivables and derivative assets are assets related specifically to reverse repo, stock borrowing and derivative transactions. They are shown separately as these on-balance sheet assets cannot be pledged but often give rise to the receipt of non-cash assets which are not recognised on the balance sheet, and can additionally be used to raise secured funding, meet additional collateral requirements or be sold.

• Unencumbered - cannot be pledged as collateral are assets that have not been pledged and which we have assessed could not be pledged and therefore could not be used to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements. An example is assets held by the Group's insurance subsidiaries that back liabilities to policyholders and support the solvency of these entities.

Historically, the Group has not recognised any contingent liquidity value for assets other than those assets defined under the LFRF as being liquid assets, and any other negotiable instruments that under stress are assumed to be realisable after three months, even though they may currently be realisable. This approach has generally been driven by our risk appetite not to place any reliance on central banks. In a few cases, we have recognised the contingent value of discrete pools of assets, but the amounts involved are insignificant. As a result, we have reported the majority of our loans and advances to customers and banks in the category 'Other realisable assets' as management would need to perform additional actions in order to make the assets transferable and readily realisable.

Additional information

The amount of assets pledged to secure liabilities reported in Note 36 on the Financial Statements may be greater than the book value of assets reported as being encumbered in the table on page 225. Examples of where such differences occur are:

• ABSs and covered bonds, where the amount of liabilities issued plus the required mandatory over-collateralisation is lower than the book value of assets pledged to the pool. Any difference is categorised in the table above as 'Unencumbered - readily realisable assets';

• negotiable securities held by custodians or settlement agents, where a floating charge has been given over the entire holding to secure intra-day settlement liabilities, are only reported as encumbered to the extent that we have a liability to the custodian or settlement agent at the reporting date, with the balance reported as 'Unencumbered - readily realisable assets'; and

• assets pre-positioned with central banks or government agencies are only reported as encumbered to the extent that we have secured funding with the collateral. The unutilised pre-positioned collateral is reported as 'Unencumbered - readily realisable assets'.

Contractual maturity of financial liabilities
(Audited)

The balances in the table below do not agree directly with those in our consolidated balance sheet as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for trading liabilities and derivatives not treated as hedging derivatives). Undiscounted cash flows payable in relation to hedging derivative liabilities are classified according to their contractual maturities. Trading liabilities and derivatives not treated as hedging derivatives are included in the 'On demand' time bucket and not by contractual maturity.

A maturity analysis of repos and debt securities in issue included in trading liabilities is presented in Note 33 on the Financial Statements.

In addition, loan and other credit-related commitments and financial guarantees and similar contracts are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under financial guarantees and similar contracts are classified on the basis of the earliest date they can be called.

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities
(Audited)

	On demand US$m	Due within 3 months US$m	Due between 3 and 12 months US$m	Due between 1 and 5 years US$m	Due after 5 years US$m
At 31 December 2013
Deposits by banks ..............................................	65,839	54,175	5,612	2,819	686
Customer accounts .............................................	1,124,635	277,459	69,542	15,520	726
Trading liabilities ...............................................	207,025	-	-	-	-
Financial liabilities designated at fair value .........	18,689	1,967	3,223	39,554	64,144
Derivatives ........................................................	269,554	456	1,684	6,099	1,638
Debt securities in issue .......................................	2,528	35,401	33,695	46,141	6,526
Subordinated liabilities ........................................	55	391	2,687	11,871	44,969
Liabilities of disposal groups held for sale ...........	1,011	241	229	66	5
Other financial liabilities ....................................	30,985	30,465	6,335	2,310	1,295

	1,720,321	400,555	123,007	124,380	119,989
Loan and other credit-related commitments ......	377,352	79,599	55,124	59,747	16,872
Financial guarantees and similar contracts ..........	18,039	4,796	12,040	7,479	3,988

	2,115,712	484,950	190,171	191,606	140,849
At 31 December 2012
Deposits by banks ..............................................	45,290	51,321	4,495	11,718	789
Customer accounts .............................................	1,035,636	229,642	62,650	17,508	720
Trading liabilities ...............................................	304,564	-	-	-	-
Financial liabilities designated at fair value .........	7,778	1,211	7,825	42,683	62,279
Derivatives ........................................................	351,367	355	995	4,785	1,855
Debt securities in issue .......................................	64	37,938	37,167	45,433	6,034
Subordinated liabilities ........................................	7	386	1,149	9,058	46,322
Liabilities of disposal groups held for sale ...........	1,416	993	707	201	24
Other financial liabilities ....................................	26,963	31,557	5,381	3,467	829

	1,773,085	353,403	120,369	134,853	118,852
Loan and other credit-related commitments ......	375,818	76,394	51,330	57,506	18,421
Financial guarantees and similar contracts ..........	14,321	5,506	12,104	9,266	3,796

	2,163,224	435,303	183,803	201,625	141,069

HSBC Holdings
(Audited)

Liquidity Risk in HSBC Holdings is overseen by the HSBC Holdings Asset and Liability Committee ('HALCO'). Liquidity Risk arises because of HSBC Holdings' obligation to make payments to debt holders as they fall due. The liquidity risk related to these cashflows is managed by matching debt obligations with internal loan cashflows and by maintaining an appropriate liquidity buffer that is monitored by HALCO. During 2013, HSBC Holdings issued US$2bn (2012: nil) of debt securities that qualify as capital in the UK but did not issue any senior debt (2012: US$2bn).

The balances in the table below do not agree directly with those on the balance sheet of HSBC Holdings as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for derivatives not treated as hedging derivatives). Undiscounted cash flows payable in relation to hedging derivative liabilities are classified according to their contractual maturities. Derivatives not treated as hedging derivatives are included in the 'On demand' time bucket.

In addition, loan commitments and financial guarantees and similar contracts are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under financial guarantees and similar contracts are classified on the basis of the earliest date on which they can be called.

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities
(Audited)

	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Amounts owed to HSBC undertakings ..............	2,053	1,759	2,315	857	5,654
Financial liabilities designated at fair value ......	-	299	671	4,921	26,518
Derivatives .....................................................	704	-	-	-	-
Debt securities in issue .....................................	-	37	1,780	279	1,451
Subordinated liabilities .....................................	-	225	676	5,699	24,812
Other financial liabilities .................................	-	885	284	-	-

	2,757	3,205	5,726	11,756	58,435

Loan commitments .........................................	1,245	-	-	-	-
Financial guarantees and similar contracts .......	52,836	-	-	-	-

	56,838	3,205	5,726	11,756	58,435

At 31 December 2012
Amounts owed to HSBC undertakings ..............	3,032	604	1,096	1,918	7,570
Financial liabilities designated at fair value ......	-	269	807	5,345	31,970
Derivatives .....................................................	760	-	-	-	-
Debt securities in issue .....................................	-	36	107	1,946	1,487
Subordinated liabilities .....................................	-	205	614	3,273	25,049
Other financial liabilities .................................	-	394	211	-	-

	3,792	1,508	2,835	12,482	66,076

Loan commitments .........................................	1,200	-	-	-	-
Financial guarantees and similar contracts .......	49,402	-	-	-	-

	54,394	1,508	2,835	12,482	66,076

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014